Appendix 4D – Half Year Report

Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4D - Half Year Ended 30 September 2025
Key Information (US$ Millions, except per share data)	Half Year FY 2026	Half Year FY 2025	Movement
Net Sales From Ordinary Activities	2,192.1	1,952.7	Up	12%
Profit From Ordinary Activities After Tax Attributable to Shareholders	6.8	238.7	Down	(97)%
Net Profit Attributable to Shareholders	6.8	238.7	Down	(97)%
Net Tangible (Liabilities) Assets per Ordinary Share	US$(3.53)	US$3.78	Down	(193)%

Dividend Information
The Company does not propose to pay a dividend and no dividends were declared or paid for the current reporting period.
Movements in Controlled Entities
The following entities were created or acquired: James Hardie US Holdings Ltd (29 April 2025), James Hardie NT Limited (29 April 2025), AZEK Building Products LLC (1 July 2025), CPG Sub I Corporation (1 July 2025), INTEX Millwork Solutions, LLC (1 July 2025), L.B. Plastics LLC (1 July 2025), Return Polymers, Inc. (1 July 2025), StruXure Outdoor, LLC (1 July 2025), The AZEK Company Inc. (1 July 2025), The AZEK Group LLC (1 July 2025), UltraLox Technology, LLC (1 July 2025), Versatex Building Products, LLC (1 July 2025), Versatex Holdings, LLC (1 July 2025) and WES, LLC (1 July 2025)
The following entities were merged: Juno Merger Sub Inc was merged with and into The AZEK Company Inc. (1 July 2025)

Associates and Joint Venture Entities
Aplicaciones Minerales S.A. (28%)
Other
The Condensed Consolidated Financial Statements, upon which this report is based, have been prepared using US GAAP and have been reviewed by Ernst & Young.
This information should be read in conjunction with the Company's 2025 Annual Report. This report can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.

Appendix 4D: James Hardie - Half Year Ended 30 September 2025	1